

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

January 3, 2017

Robert Weinstein
Chief Financial Officer
Neurotrope, Inc.
205 East 42nd Street – 16th Floor
New York, NY 10017

      Re: Neurotrope, Inc.
              Registration Statement on Form S-1
              Filed December 19, 2016
              File No. 333-215159

Dear Mr. Weinstein:

      We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Incorporation of Information by Reference, page 119

1.   As it appears you may be a penny stock issuer, you are not eligible to incorporate information by reference under General Instruction VII.D.1.c of Form S-1. In this regard, we note that your common stock is traded on a market and at a price that does not meet the criteria set forth in Exchange Act Rule 3a51-1. Further, your net tangible assets do not appear to exceed the $2 million threshold set out in Exchange Act Rule 3a51-1(g), as your convertible preferred stock balance would be considered a liability when performing the net tangible assets calculation. Please revise to include all the information required by Form S-1 within the registration statement, or advise us of your basis to conclude that you are eligible to incorporate by reference on Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Josh Samples at (202) 551-3199 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Jeffrey P. Schultz, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.